                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                     (Amendment No. 9 for Robert H. McLean)


                    Under the Securities Exchange Act of 1934

                           BFX HOSPITALITY GROUP, INC.
                         (formerly Buffton Corporation)
 ------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    119885200
 ------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Robert H. McLean
                                226 Bailey Avenue
                                    Suite 101
                             Fort Worth, Texas 76107
                                 (817) 332-4761
 ------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                            July 29 - August 1, 2000
 ------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].

1.      Names of Reporting persons:

        Robert H. McLean - SS No. ###-##-####
        -----------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group

                                   (a)
                                      ------------
                                   (b)
                                      ------------
        -----------------------------------------------------------------------
3.      SEC Use Only

        -----------------------------------------------------------------------
4.      Source of Funds

        -----------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


        -----------------------------------------------------------------------
6.      Citizenship or Place of Organization

        Mr. McLean is a citizen of the United States of America.
        -----------------------------------------------------------------------
        Number of Shares Beneficially Owned By Each Reporting Person With

7.      Sole Voting Power                          688,601

        -----------------------------------------------------------------------
8.      Shared Voting Power                            -0-

        -----------------------------------------------------------------------
9.      Sole Dispositive Power                     688,601
        -----------------------------------------------------------------------

10.     Shared Dispositive Power                       -0-

        -----------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

                                                   688,601

        -----------------------------------------------------------------------
12.     Check if the Aggregate Amount in Row (11) Excludes Certain
        Shares
                -----

        -----------------------------------------------------------------------
13.     Percent of Class Represented by Amount of Row (11)

        16.13%, based on the 3,968,866 Shares outstanding as of January 7, 2000 plus 300,000 shares represented by options currently exercisable by Reporting Person.

        -----------------------------------------------------------------------
14.     Type of Reporting Person            IN
        -----------------------------------------------------------------------

CUSIP No. 119885200




                          THE STATEMENT ON SCHEDULE 13D
                   FOR ROBERT H. MCLEAN IS AMENDED AS FOLLOWS:
-------------------------------------------------------------------------------


Item 1. SECURITY AND ISSUER.

        This statement relates to the common stock, $.05 par value per share (the "Common Stock"), of BFX Hospitality Group, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 226 Bailey Avenue, Suite 101, Fort Worth, Texas 76107.

Item 2.  IDENTITY AND BACKGROUND.

        On August 4, 2000, a group consisting of Robert H. McLean, Hampton Hodges, Terry Kearney, Robert Korman, Frank J. Milan, and Walter D. Rogers, Jr. (the "Group Members") filed a Schedule 13D with the Securities and Exchange Commission (the "Group Schedule 13D"). The Group Members intend to form two Delaware limited liability companies, to be named "Hospitality Concepts, L.L.C." ("Hospitality"), and "American Hospitality, L.L.C." ("American"). The Group Members will own all of the outstanding equity interests in Hospitality, which will own all of the outstanding equity interests in American. The purpose of forming Hospitality and American is to acquire the Company through a merger of the Company with and into American. Concurrently with the proposed merger, it is intended that three additional wholly owned subsidiaries of Hospitality will acquire the assets of three of the Company's four operating subsidiaries (Cat's Meow, Lucile's and Stockyards Hotel) and that Hospitality will acquire all of the outstanding stock of the Company's fourth operating subsidiary (Cabo-Fort Worth #1, L.L.C.). The proposed merger is subject to many conditions, including
(a) approval by an independent committee of the Company's board of directors and by the Company's board of directors, (b) execution and delivery of a merger agreement, (c) approval by the Company's stockholders pursuant to definitive proxy materials to be filed with the Securities and Exchange Commission and mailed to the shareholders at the earliest practicable date, (d) no significantly increased liability related to the Company's superfund sight in Vestal, New York, in excess of that provided in the Company's financial statements, (e) extension on satisfactory terms of the existing lease for the Company's Cat's Meow facility in New Orleans, Louisiana, (f) renewal of the existing lease of the Company's Vestal, New York plant site and (g) obtaining financing on satisfactory terms. The previously announced condition requiring the sale of the Cabo concept and the Company's two Cabo units in Houston, Texas, for $3,500,000 in cash was removed on August 2, 2000.

        Additional information concerning the address and principal occupation or employment of each of the Group members is set forth in the Group Schedule 13D and is incorporated herein by reference.

Item 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        Information concerning source and amount of funds or other consideration for each of the Group members is set forth in the Group Schedule 13D and is incorporated herein by reference.

Item 4.      PURPOSE OF THE TRANSACTION.

        If the Group Members effect the merger and related transactions described in Item 2 of this Schedule 13D, which is incorporated into this Item 4 by reference, American will be the surviving company of the merger, and Mr. McLean is expected to become the President and the sole director of American immediately following the merger.

        As a result of the merger and the related transactions, the Company will cease to exist, and the limited liability company agreement of Hospitality and American will constitute the charter documents of those companies. Also as a result of the merger, the Common Stock will no longer be listed on the American Stock Exchange, will no longer be publicly traded and will cease to be registered under Section 12(g) of the Securities Exchange Act of 1934.

        Additional information concerning the purpose of the transaction is set forth in the Group Schedule 13D and is incorporated herein by reference.

Item 5.      INTEREST IN SECURITIES OF THE ISSUER

        Information concerning the beneficial ownership of Common Stock by each Group member is set forth in the Group Schedule 13D and is incorporated herein by reference.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        The Group Schedule 13D states that there are currently no contracts, arrangements, understandings or relationships among the Group Members or between the Group Members and any person with respect to any securities of the Company, other than (a) those general understandings described in Item 2 of this Schedule 13D, which is incorporated into this Item 6 by reference, and (b) various stock option agreements granting options to purchase shares of the Common Stock to Messrs. Kearney, Korman, McLean and Milan, copies of which are attached as exhibits to, and listed in, Item 7 of the Group Schedule 13D and incorporated into this Item 6 by reference.

Item 7.      MATERIAL TO BE FILED AS EXHIBITS.

        Schedule 13D filed with the Securities and Exchange Commission on August 4, 2000, with respect to BFX Hospitality Group, Inc. by a group consisting of Messrs. Hampton Hodges, Terry Kearney, Robert Korman, Robert H. McLean, Frank J. Milan and Walter D Rogers, Jr., which is incorporated herein by reference.



                                   SIGNATURES

                                   ----------

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 8, 2000


                                           /S/
                                    --------------------------------
                                    ROBERT H. MCLEAN